SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

AUTOWEB, INC.
(Name of Subject Company)

AUTOWEB, INC.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

05335B100
(CUSIP Number of Class of Securities)

Glenn E. Fuller
Executive Vice President, Chief Legal Officer and Secretary
AutoWeb, Inc.
400 North Ashley Drive, Suite 300
Tampa, Florida 33602
(949) 225-4500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Matthew B. Dubeck
Stewart L. McDowell
Gibson, Dunn & Crutcher LLP
333 S. Grand Ave
Los Angeles, California 90071
(213) 229-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address

The name of the subject company is AutoWeb, Inc., a Delaware corporation (“AutoWeb” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to AutoWeb. The address of AutoWeb’s principal executive office is 400 North Ashley Drive, Suite 300, Tampa, Florida 33602. The telephone number of AutoWeb’s principal executive office is (949) 225-4500.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is AutoWeb’s common stock (the “Company Common Stock”), par value $0.001 per share (each such share, a “Share,” and, collectively, the “Shares”).

As of June 30, 2022, there were (1) 14,051,149 Shares issued and outstanding, (2) 4,644,828 Shares underlying outstanding options to purchase Shares granted by the Company pursuant to the AutoWeb, Inc. 2018 Equity Incentive Plan, Amended and Restated AutoWeb, Inc. 2014 Equity Incentive Plan, and non-plan management inducement options (“Options”), (3) 708,334 Shares underlying outstanding restricted Shares granted by the Company pursuant to the AutoWeb, Inc. 2018 Equity Incentive Plan (“Restricted Shares”), and (4) 1,482,400 Shares underlying warrants to purchase common stock (“Warrants”).

Item 2. Identity and Background of Filing Person.

Name and Address

AutoWeb, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of AutoWeb are set forth in “Item 1. Subject Company Information—Name and Address” above.

Tender Offer and Merger

This Schedule 14D-9 relates to the tender offer by Unity AC 1, LLC, a Delaware limited liability company (“Parent”), and Unity AC 2, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), to purchase all of the outstanding Shares (other than Shares held by the Company or any wholly-owned subsidiary of the Company, Parent, Purchaser or any other wholly-owned subsidiary of Parent, in each case, as of immediately prior to the commencement of the Offer) at an offer price per Share of $0.39 (such amount as may be increased, decreased or adjusted in accordance with the Merger Agreement (defined below), the “Offer Price”), net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, dated August 3, 2022 (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”). The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 24, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and AutoWeb. Upon the terms of and subject to the conditions to the Merger Agreement, Purchaser shall, (i) as soon as practicable after the later of (i) the earliest time as of which Purchaser is permitted under the Securities Exchange Act of 1934, as amended (the

“Exchange Act”) to accept for payment Shares validly tendered (and not validly withdrawn) pursuant to the Offer and (ii) the earliest time as of which each of the Offer Conditions (as defined below) shall have been satisfied or waived, accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”), and (ii) promptly after the Offer Acceptance Time pay for all such Shares. The Merger Agreement further provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and, consequently, no stockholder vote will be required to consummate the Merger if the Offer is successfully completed. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares held by the Company or any wholly-owned subsidiary of the Company, Parent, Purchaser or any other wholly-owned subsidiary of Parent, in each case, as of immediately prior to the commencement of the Offer and (ii) Shares held by a stockholder who (A) has demanded appraisal for such shares in accordance with Section 262 of the DGCL, (B) has properly complied with Section 262 of the DGCL, and (C) has not effectively withdrawn or lost its rights to appraisal) will be converted into the right to receive the Offer Price, without interest and subject to any withholding of taxes required by applicable law. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement (the “Offer Conditions”), including but not limited to: (1) that prior to the expiration of the Offer the number of Shares validly tendered and not validly withdrawn, together with any Shares beneficially owned by Parent or any subsidiary of Parent, equals at least one Share more than 50% of all Shares then outstanding (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) (the “Minimum Condition”); (2) no legal restraints or orders prohibiting the consummation of the transactions contemplated by the Merger Agreement shall have been enacted; (3) the non-occurrence of a Company Material Adverse Effect (as defined in the Merger Agreement); (4) compliance by the Company with its obligations, covenants and agreements under the Merger Agreement in all material respects; (5) the accuracy of the Company’s representations and warranties in the Merger Agreement, subject to specific materiality qualifications and thresholds; (6) the receipt by Parent and Purchaser of a certificate of an executive officer of the Company stating that the conditions set forth in clauses (4) and (5) have been satisfied; (7) the absence of a valid termination of the Merger Agreement in accordance with its terms; and (8) the non-existence of any injunction or other order issued by a court of competent jurisdiction or a Governmental Body (as defined in the Merger Agreement) or other Legal Proceeding (as defined in the Merger Agreement) making consummation of the Offer or the Merger illegal, among other things. Parent, Purchaser and the Company do not believe that any filing under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, is required in connection with the Offer and the Merger.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on August 3, 2022 (the “Offer Commencement Date”). Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer will initially expire at midnight (New York City time), on August 30, 2022, the date that is twenty (20) business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) after the Offer Commencement Date, unless the Offer has been extended in accordance with the Merger Agreement (such time, or such subsequent time to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Time” and such date, or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Date”).

The foregoing summary of the Offer is qualified in its entirety by reference to the more detailed description and explanation contained in the Merger Agreement, the Offer to Purchase, the Letter of Transmittal and other related materials, as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. In addition, all of these materials (and all other documents related to the Offer filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

As set forth in the Schedule TO, Parent and Purchaser’s business address is 1820 Bonanza Street, Walnut Creek, California 94596. The telephone number of Parent and Purchaser is (925) 983-2800.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of AutoWeb, as of the date of this Schedule 14D-9, there is no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between AutoWeb or its affiliates, on the one hand, and (i) any of AutoWeb’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

The Company’s board of directors (the “Board”) and the special committee of the Board (the “Special Committee”) was aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest set forth or incorporated by reference in this Schedule 14D-9 and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for Recommendation of the Board.”

Arrangements between AutoWeb, Parent and Purchaser

Merger Agreement

The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser made in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. The disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. The representations and warranties contained in the Merger Agreement were made as of specified dates and may be subject to limitations agreed upon by the contracting parties. Certain representations and warranties in the Merger Agreement may have been made for the purpose of allocating contractual risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Parent or Purchaser. Other than the indemnification provisions of the Merger Agreement (which are discussed in “Interests of Our Directors and Executive Officers in the Merger—Director and Officer Exculpation Indemnification and Insurance” below), the rights of the Company’s stockholders to receive the Offer Price and the holders of certain equity awards to receive the consideration described in the Merger Agreement and the rights of the Company (on behalf of stockholders) to pursue certain equitable remedies on stockholders’ behalf, nothing in the Merger Agreement confers any rights or remedies upon any person other than the parties to the Merger Agreement. The Company’s stockholders should not rely on the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The foregoing summary of the material terms of the Merger Agreement and the description of the terms and conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Support Agreements

Parent, Purchaser and certain of the Company’s stockholders have entered into Tender and Support Agreements, dated as of July 24, 2022 (the “Support Agreements”), in which such stockholders agreed, among other things, (i) to validly tender or cause to be validly tender all outstanding Shares beneficially held by such stockholder by no later than three (3) business days after the Offer Commencement Date, (ii) to validly tender or cause to be validly tendered any Shares that such stockholder acquires during the Support Period (as defined in the Support Agreements) by no later than two (2) business days after acquiring such Shares and (iii) not to withdraw, and not to cause or permit to be withdrawn, any Shares from the offer subject to certain conditions. The stockholders also agreed to vote any outstanding Shares beneficially held by them against certain events outlined in the Support Agreements and to waive any and all rights they may have under the Warrants to purchase Shares.

The foregoing summary and description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreements, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and incorporated herein by reference.

Equity Commitment Letter.

Pursuant to an equity commitment letter, dated as of July 24, 2022 (the “Equity Commitment Letter”), and subject to the terms thereof, One Planet Group, LLC, a Delaware limited liability Company (the “Guarantor”), committed to purchase, directly or indirectly, equity securities of Parent with an aggregate purchase price not to exceed $13 million, plus, the amount, if any by which the debt outstanding under the Loan, Security and Guarantee Agreement dated as of March 26, 2020, as amended, among the Company, the guarantors named therein, the lenders named therein and CIT Northbridge Credit LLC, as agent (the “CNC Credit Agreement”), as of the closing exceeds the estimated amount of such debt outstanding as of signing, up to a maximum of $494,349, the proceeds of which will be used by Parent to pay the Offer Price and certain fees and expenses required to be paid by Parent pursuant to the Merger Agreement. The conditions to the Guarantor’s funding obligation under the Equity Commitment Letter include: (i) the execution and delivery of the Merger Agreement by the Company, (ii) the satisfaction or waiver of each of the Offer Conditions, and (iii) the substantially simultaneous consummation of the purchase of and payment for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

The foregoing summary and description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Limited Guarantee.

As an inducement to the Company to enter into the Merger Agreement and undertake the transactions contemplated thereby, including the Offer and the Merger, the Guarantor has provided the Company with a limited guarantee (the “Limited Guarantee”). Pursuant to the Limited Guarantee, the Guarantor agreed to irrevocably and unconditionally guarantee the payment by Parent of Parent’s termination fee, when and if required to be paid pursuant to the Merger Agreement; provided, however, that in no event is the aggregate liability of the Guarantor under the Limited Guarantee to exceed $1 million.

The foregoing summary and description of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Commercial Arrangement with Buyerlink

AutoWeb and Buyerlink, a subsidiary of One Planet Group, have ongoing commercial arrangements that they enter into in the ordinary course of business, including purchases and sales of leads and traffic on each other’s network and platform.

Interests of Our Directors and Executive Officers in the Merger

AutoWeb’s directors and executive officers may have interests in the Offer, the Merger and the other Transactions that are different from, or in addition to, the interests of AutoWeb’s stockholders generally. These interests may include, among others, equity awards and executive severance benefits. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in recommending the Offer and approving the Merger Agreement and the transactions contemplated thereby, as further described below in the section captioned “Item 4. The Solicitation or Recommendation—Reasons for Recommendation of the Board.”

Consideration for AutoWeb Common Stock in the Offer and the Merger

If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration for their Shares on the same terms and conditions as the other stockholders of the Company.

The following table sets forth the number of Shares beneficially owned as of April 20, 2022 by each of our executive officers and directors, excluding Shares issuable upon vesting of Options or Restricted Shares and underlying Warrants, and the aggregate consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price. All of the Warrants beneficially owned by our directors have exercise prices in excess of the Offer Price, and, accordingly, such Warrants will receive no consideration as of the Effective Time.

Name of Executive Officer or Director	Number of Shares Beneficially Owned (#)	Implied Cash Consideration for Shares ($)
Michael J. Fuchs	55,680	21,715.20
Matias de Tezanos(1)(3)	2,882,928	1,124,341.92
Mark N. Kaplan	10,000	3,900
Janet M. Thompson	5,040	1,965.60
Jose Vargas(2)(3)	2,882,710	1,124,256.90
Jared R. Rowe	94,665	36,919.35
Daniel R. Ingle	17,164	6,693.96
Glenn E. Fuller	28,146	10,976.94
Carlton D. Hamer	—	—
Sara E. Partin	5,428	2,116.92
Brett L. Nanigian	6,400	2,496
Scott L. Edwards	—	—
Joshua J. Barsetti	—	—
All directors and executive officers as a group (13 persons)	3,205,233	1,250,040.87

1.

In addition to the beneficial ownership reported in Footnote 3 below, the beneficial ownership of Mr. de Tezanos includes the additional 100,000 shares reported on Form 4s filed December 11, 2018 and August 16, 2019.

2.	In addition to the beneficial ownership reported in Footnote 3 below, the beneficial ownership of Mr. Vargas includes the additional 82,029 shares reported on a Form 4 filed December 11, 2018.

3.

The information presented in this line item with respect to the beneficial ownership of Messrs. de Tezanos and Vargas was obtained from the Schedule 13D/A filed April 26, 2018 (“Auto Holdings Schedule 13D/A”), jointly filed by the following persons: (i) Auto Holdings Ltd., a British Virgin Islands Company; (ii) PF Holding, Inc., a British Virgin Islands company; (iii) Ceiba International Corp., a Panama business company; (iv) Jose Vargas, a director of AutoWeb; (v) Galeb3 Inc., a Florida corporation owned solely by Mr. Vargas; (vi) Matias de Tezanos, a citizen of Costa Rica and director of AutoWeb; (vii) Manatee Ventures Inc., a British Virgin Islands business company wholly owned by Mr. de Tezanos and his wife Isabel Ruiz Estrada; (viii) John Peter Klose de Ojeda, a citizen of Guatemala; (ix) Richard Aitkenhead Castillo, a citizen of Guatemala; (x) Investment and Development Finance Corp., a Panama business company; (xi) IDC Financial, S.A., a Panama business company; (xii) Juan Christian Klose Pieters; (xiii) Margarita Klose; (xiv) Jorge Miguel Fernandez Bianchi, a citizen of Guatemala; (xv) People F, Inc., a British Virgin Islands business company; and (xvi) PF Auto, Inc,, a British Virgin Islands business company (collectively, “Auto Holdings Reporting Persons”). The Auto Holdings Schedule 13D/A states that each of the Auto Holdings Reporting Persons disclaims beneficial ownership of the reported shares except to the extent of their pecuniary interest therein and discloses that Mr. Vargas has sole voting and dispositive power with respect to 17,753 shares and that he and the other Auto Holdings Reporting Persons share dispositive power with respect to 2,782,928 shares.

Treatment of Equity Awards in the Transactions

Treatment of Options

Prior to the Effective Time, AutoWeb will cause all Options, whether vested or unvested, to be terminated and cancelled as of the Effective Time, and each Option (whether vested or unvested) shall be converted into, and represent only, the right of the holder thereof to receive an amount in cash, without interest, equal to the excess, if any, of the Offer Price over the exercise price per share thereof. With respect to all other Options, such termination and cancellation will be for no consideration.

Treatment of Restricted Shares

Prior to the Effective Time, the Company will cause all unvested Restricted Shares to become fully vested, and each Restricted Share outstanding immediately prior to the Effective Time shall be converted into, and represent only, the right of the holder thereof to receive an amount in cash, without interest, equal to the Offer Price.

Table of Estimated Consideration for Executive Officer and Director Equity Awards

The table below sets forth, for each of our executive officers and directors holding Options and Restricted Shares as of July 21, 2022, (i) the aggregate number of Shares subject to such Options and Restricted Shares and (ii) the value of cash amounts payable in respect of such Options and Restricted Shares on a pre-tax basis as of the consummation of the Offer, calculated by multiplying the Offer Price by the number of Shares subject to such Options and Restricted Shares. All of the Options held by our executive officers and directors have exercise prices in excess of the Offer

Price, and, accordingly, all such Options will be terminated and cancelled for no consideration as of the Effective Time.

Name of Executive Officer or Director	Number of Options (#)	Cash Consideration for Options ($)	Number of Restricted Shares (#)	Cash Consideration for Restricted Shares ($)
Michael J. Fuchs	60,000	0	0	0
Matias de Tezanos	0	0	0	0
Mark N. Kaplan	60,000	0	0	0
Janet M. Thompson	60,000	0	0	0
Jose Vargas	0	0	0	0
Jared R. Rowe	1,7350,000	0	256,667	100,100.13
Daniel R. Ingle	547,500	0	155,000	60,450
Glenn E. Fuller	452,000	0	105,000	40,950
Carlton D. Hamer	120,000	0	100,000	39,000
Sara E. Partin	285,000	0	91,667	35,750.13
Brett L. Nanigian	180,000	0	0	0
Scott L. Edwards	85,000	0	0	0
Joshua J. Barsetti	55,000	0	0	0
All directors and executive officers as a group (15 persons)	3,639,500	0	708,334	276,250.26

Severance Benefits—Employment Agreements

In connection with the Merger, on July 24, 2022, the Company amended Mr. Rowe’s employment agreement to provide that, on the second day following the closing of the Merger, Mr. Rowe’s employment with the Company will terminate and Mr. Rowe will thereafter provide consulting services for up to 90 days, to the extent such services are reasonably requested by the Company or Parent. In exchange therefor, and subject to his execution and non-revocation of a general release in favor of the Company, Mr. Rowe will receive (i) a reduced aggregate cash payment of $1,750,000, payable in the following installments: $500,000 on the earlier of the 60th day following Mr. Rowe’s termination date and the date on which Mr. Rowe’s release becomes irrevocable, $500,000 on the three month anniversary of the closing of the Merger, $500,000 on the six month anniversary of the closing of the Merger, and $250,000 on March 15, 2023; and (ii) reimbursement of the premiums associated with Mr. Rowe’s COBRA continuation coverage (if such coverage is elected by Mr. Rowe) for the 90-day consulting period.

On March 3, 2021, the Company entered into an amended and restated severance benefits agreement with Mr. Ingle in connection with the Company’s retention of Mr. Ingle as its Executive Vice President, Chief Operating Officer. This agreement provides for certain severance payments if the Company terminates Mr. Ingle’s employment other than for “cause,” or if Mr. Ingle terminates his employment for “good reason,” in connection with or within 18 months after a “change in control” of the Company (which the Merger is expected to constitute), in all cases subject to Mr. Ingle’s execution and non-revocation of a general release in favor of the Company. These severance payments include (i) a lump sum payment equal to one (1) times the sum of Mr. Ingle’s annual base salary; (ii) reimbursement or payment of the premiums for continuation of Mr. Ingle’s medical, dental, vision, life and disability insurance benefits (whether under COBRA or, for benefits not eligible for continuation coverage under COBRA, under individual coverage obtained by Mr. Ingle) for a period of 12 months after his termination date, with such reimbursement or payment not to exceed the monthly premiums paid by the Company for such benefits immediately prior to Mr. Ingle’s termination date; (iii) a lump sum payment equal to Mr. Ingle’s annual incentive compensation target payout amount, prorated for the number of days he was employed by the Company prior to the date of termination during the applicable performance period (“Target Incentive Compensation Payment”); and (iv) if Mr. Ingle’s annual incentive compensation payout under the Company’s then-current annual incentive compensation plan, based on actual performance for the entire performance period and prorated for the amount of time that Mr. Ingle was employed by the Company prior to the date of his termination of employment during the applicable performance period (the “Actual Incentive Compensation Payment”), would be more than Mr. Ingle’s Target Incentive Compensation Payment, then Mr. Ingle will receive an additional lump sum payment equal to the difference between his Actual Incentive Compensation Payment and his Target Incentive Compensation Payment.

On March 3, 2021, the Company entered into an amended and restated severance agreement with Mr. Fuller in connection with the Company’s retention of Mr. Fuller as its Executive Vice President, Chief Legal Officer and Secretary. This agreement provides for certain severance payments if the Company terminates Mr. Fuller’s employment other than for “cause,” or if Mr. Fuller terminates his employment for “good reason,” in connection with or within 18 months after a “change in control” of the Company (which the Merger is expected to constitute), in all cases subject to Mr. Fuller’s execution and non-revocation of a general release in favor of the Company. These severance payments include (i) a lump sum payment equal to one and one-half (1.5) times Mr. Fuller’s annual base salary; (ii) reimbursement or payment of the premiums for continuation of Mr. Fuller’s medical, dental, vision, life and disability insurance benefits (whether under COBRA or, for benefits not eligible for continuation coverage under COBRA, under individual coverage obtained by Mr. Fuller) for a period of 18 months after his termination date, with such reimbursement or payment not to exceed the monthly premiums paid by the Company for such benefits immediately prior to Mr. Fuller’s termination date; (iii) a lump sum payment equal to Mr. Fuller’s Target Incentive Compensation Payment; and (iv) if Mr. Fuller’s Actual Incentive Compensation Payment would be more than his Target Incentive Compensation Payment, then Mr. Fuller will receive an additional lump sum payment equal to the difference between his Actual Incentive Compensation Payment and his Target Incentive Compensation Payment.

Pursuant to severance agreements with the Company, Carlton D. Hamer, the Chief Financial Officer of the Company, and Sara E. Partin, the Company’s Chief People Officer, are entitled to severance payments and benefits determined on the same basis as for Mr. Ingle under his severance agreement, in the event their employment is terminated by the Company other than for “cause” or by Mr. Hamer or Ms. Partin, as applicable, for “good reason”, in either case, in connection with or within 18 months of a “change in control” of the Company, and subject to the applicable executive’s execution and non-revocation of a general release in favor of the Company. Mr. Hamer and Ms. Partin are also entitled to career transition services at a level and with a provider to be selected by the Company in its discretion.

Additionally, Scott Edwards, the Company’s SVP, Digital Marketing Operations, and Brett Nanigian, the Company’s VP, Product, have entered into severance agreements with the Company that provide for the following severance payments and benefits upon a termination of employment by the Company other than for “cause” or by the applicable executive for “good reason”, in each case, subject to the execution and non-revocation of a general release in favor of the Company: (i) a lump sum payment equal to six months of Mr. Edwards’ or Mr. Nanigian’s, as applicable, base salary and (ii) reimbursement or payment of the premiums for continuation of the applicable executive’s medical, dental, vision, life and disability insurance benefits (whether under COBRA or, for benefits not eligible for continuation coverage under COBRA, under individual coverage obtained by the applicable executive) for a period of six months after his termination date, with such reimbursement or payment not to exceed the monthly premiums paid by the Company for such benefits immediately prior to such executive’s termination date. Mr. Edwards and Mr. Nanigian are also entitled to career transition services at a level and with a provider to be selected by the Company in its discretion.

Golden Parachute Compensation

The table set forth below provides information required by Item 402(t) of Regulation S-K regarding certain compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Merger. For purposes of this table the Company has assumed that the Merger and any qualifying termination of employment of any of the named executive officers will occur contemporaneously with the closing of the Merger on August 31, 2022, the Company’s stock price is $0.39 per Share (which is the Offer Price), and all amounts received by the named executive officers are gross amounts prior to any reductions for withholding taxes or potential golden parachute excise taxes.

The table below describes the estimated potential payments to Messrs. Rowe, Ingle and Fuller under the terms of their respective employment or severance agreements in connection with a qualifying termination of employment contemporaneously with the closing of the Merger (or in the case of Mr. Rowe, two days following the closing of the Merger), together with the value of the unvested Restricted Shares that will be accelerated in connection with the Merger (the unvested Options held by the named executive officers have exercise prices in excess of the Offer Price and will therefore be terminated and cancelled for no consideration). The amounts shown below do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would have vested pursuant to their terms, at or prior to the closing of the Merger or the value of the payments or benefits that are not based on or otherwise related to the Offer.

The amounts shown in the table below are estimates only and are based on assumptions and information available as of the date of the filing of this Schedule 14D-9. These estimates are based on multiple assumptions that may not actually occur, including assumptions described in this Schedule 14D-9.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total Value ($)
Jared R. Rowe	1,750,000	100,100.13	8,065.29	1,858,165.42
Daniel R. Ingle	573,356	60,450	38,770	672,576
Glenn E. Fuller	688,825	40,950	44,878	774,653

(1)

The amounts in this column reflect the sum of the following cash payments that the named executive officers would be entitled to receive on a termination of employment by the Company without “cause” or by the named executive officer for “good reason” on the assumed termination date of August 31, 2022 (in the case of Mr. Rowe, his termination of employment will occur two days following the closing of the Merger): (i) aggregate cash severance payments of (A) for Mr. Rowe, $1,750,000, (B) for Mr. Ingle, one (1) times the sum of his annual base salary, and (C) for Mr. Fuller, one and one-half (1.5) times the sum of his annual base salary; and (ii) for Messrs. Ingle and Fuller, a lump sum payment equal to their respective annual incentive compensation payout based on a target level of company performance, pro-rated based on the number of days that Mr. Ingle or Mr. Fuller, as applicable, was employed by the Company during the applicable performance period. Messrs. Ingle and Fuller are also entitled, if their respective annual incentive compensation payments (based on actual performance for the entire performance period and prorated for the number of days that Mr. Ingle or Mr. Fuller, as applicable, was employed by the Company prior to their respective termination dates during the applicable performance period) would be greater than their pro-rated target incentive compensation payments, to an additional lump sum payment equal to the difference between their pro-rated actual incentive compensation payout and their target incentive compensation payout. However, for purposes of this table, the Company has assumed that the pro-rated target incentive compensation payout to which Messrs. Ingle and Fuller are entitled in respect of the performance period in effect on their respective termination dates will be greater than the pro-rated actual incentive compensation payout, and, therefore, the value of the additional “make-whole” payment described in the immediately preceding sentence is not included herein.

(2)	The amounts in this column represent the value of the accelerated vesting and payment in respect of Restricted Shares held by each named executive officer.

(3)

The amounts in this column represent the value of continued health insurance benefits to which each named executive is entitled in the event of a qualifying termination of employment and, for Messrs. Ingle and Fuller, the cost of company-provided outplacement services.

Section 16 Matters

Pursuant to the Merger Agreement, the Company will take all actions as may be required to cause the Merger, and any dispositions of equity securities of the Company in connection with the Merger by each individual who is a director or executive officer of the Company to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its organizational documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

The Company’s seventh amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, the Company’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

The Company’s seventh amended and restated certificate of incorporation and seventh amended and restated bylaws also provide that the Company will indemnify its directors and officers to the fullest extent permitted by the DGCL.

The Merger Agreement contains provisions with respect to indemnification, advancement of expenses and exculpation from liabilities in favor of the Company’s and its subsidiaries’ current and former directors and officers (each such person, a “Indemnified Person”). Specifically, Parent has agreed that to honor and fulfill rights of indemnification, advancement of expenses and exculpation provisions contained in the Company’s organizational documents or indemnification agreements of the Company, in each case as in effect on the date of the Merger Agreement, with respect to actions or omissions occurring at or prior to the Effective Time.

In addition, Parent has agreed that, for six (6) years following the Closing Date (as defined in the Merger Agreement), it will cause the certificate of incorporation and bylaws (or comparable organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Indemnified Persons as are presently set forth in the certificate of incorporation and bylaws of the Company and such subsidiaries, and such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any person benefited by such provisions without such person’s prior written consent.

The rights to advancement, exculpation and indemnification above will survive the consummation of the Merger, are intended to benefit, and will be enforceable by, each Indemnified Person and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Indemnified Person may have by contract or otherwise.

Pursuant to the Merger Agreement, Parent, Purchaser and the Company agreed that prior to Closing, the Company shall purchase a “tail policy” providing for directors’ and officers’ liability insurance and fiduciary liability insurance coverages in the amounts in existence as of the date of the Merger Agreement for a period of six (6) years following the Effective Time with respect to matters arising on or before the Effective Time; provided, however, that the cost for such “tail policy” shall not exceed $1,000,000.

Other Arrangements

To the best knowledge of AutoWeb, except for certain agreements described in this Schedule 14D-9 between AutoWeb and its executive officers and directors, no material employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of AutoWeb, on the one hand, and Parent, Purchaser or AutoWeb, on the other hand, exists as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of AutoWeb entering into any such agreement, arrangement or understanding.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board

At a meeting held on July 24, 2022, after careful consideration, the Board, upon the unanimous recommendation of the Special Committee, among other things: (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interest of, the Company and its stockholders; (ii) declared it advisable to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) agreed that the Merger shall be effected pursuant to Section 251(h) of the DGCL; and (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the reasons further described in more detail below, the Board, on behalf of the Company, recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Background of the Offer and the Merger

The Board regularly evaluates and considers the historical performance, future growth prospects, liquidity profile, overall strategic goals and objectives of the Company and opportunities to enhance stockholder value against the background of changes in the competitive landscape in the markets in which the Company operates and the broader market economy. As part of this process, senior management has at times presented to, and discussed with, the Board, and the Board has considered various potential strategic investments and transactions, including possible business combinations, financings, asset sales and other strategic transactions that could enhance the Company’s competitive strengths, increase revenue generation and profit margins, decrease leverage and improve the Company’s liquidity position.

Members of the Board, together with the Company’s senior management, have also from time to time, met or otherwise communicated informally with industry participants regarding strategic transactions, including financings, business combinations, asset sales, licensing agreements, and joint ventures. In late 2021 and early 2022, the Company considered financing options such as an at-the-market equity program and a registered direct offering, neither of which came to fruition due to market conditions, lack of investor interest in proceedings on terms acceptable to the Company and concern SEC rules would limit the size of any such offering under the Company’s Registration Statement on Form S-3 such that it would not meaningfully help the Company’s liquidity position.

The Company has experienced significant historical operating losses and negative cash flows from operations since the second quarter of 2021. The spread of the COVID-19 pandemic beginning in the first quarter of 2020 and resulting impact on the vehicle parts supply chain, vehicle sales, the overall demand from its customers for its leads and clicks products, together with the loss of one of the Company’s major manufacturing customers and a January 2020 malware attack, led to a decline in the Company’s revenue from fiscal 2020 to fiscal 2021 and subsequent interim periods. While the Company has worked to shift its strategy and to adapt to the changing market conditions within the automotive industry by increasing its focus to its core leads, clicks and email products and services and away from non-core products and services, such as third-party product offerings, this strategy shift also negatively impacted total revenues and gross margins for fiscal 2021 and subsequent periods. Generally lower retail leads sales levels resulting from attrition in the Company’s retail dealer network that occurred in the second half of 2020 further contributed to lower total revenues during fiscal 2021 and subsequent periods. The addition of used vehicle sales revenue as a result of the CarZeus Purchase Transaction effective as of August 1, 2021 only partially offset the revenue and gross margin declines in the Company’s core business. Additionally, the CarZeus business operated at a loss and required significant working capital. While the Company sought to curtail costs, including by intentionally operating at lower levels of media spend to match projected industry selling rates, the Company determined that dealers and consumers alike would likely continue to contend with broader macroeconomic uncertainty, including uncertainties created by high inflation rates and Russia’s invasion of Ukraine for a much longer duration than had been previously expected.

On March 25, 2022, in light of the Company’s business challenges and increasing liquidity concerns, the Company received a proposal from Party A, a fund that is a shareholder of the Company and that is affiliated with Jose Vargas and Matias de Tezanos, each of whom is a member of the Board, for a financing involving an issuance by the Company of up to $20 million of convertible preferred stock. Jared Rowe, the Company’s CEO, provided certain comments on the proposal and Party A delivered a revised proposal to the Company on April 7, 2022 for a financing involving the issuance by the Company of $16.5 million of convertible preferred stock at an interest rate of 8% per annum in cash or, at the option of the investor, 12% per annum payable-in-kind (the “Proposed Financing”).

In a meeting of the Board on April 7, 2022, the Company’s management informed the Board that it had determined that recent business results were weakening and that the duration of these macroeconomic business conditions was now expected to last far longer than previously expected. As such, in order to continue to sustain current operating capabilities in the Automotive Digital Advertising business and pursue rapid expansion in the Used Vehicle Acquisition business, additional capital would be needed. Absent obtaining additional financing or beginning significant restructuring of the Company operations prior to the time it filed its Quarterly Report on Form 10-Q for the first quarter of 2022, it would likely need to disclose in that report that management believed that there is substantial doubt about the Company’s ability to continue as a going concern for a period of one year after the date the financial statements were issued in that report. Further, the Company’s management recommended that the Board consider engaging a banker and lawyers to explore strategic alternatives for the Company. In light of the proposal for the Proposed Financing and the Company’s decline in revenue and liquidity issues, including management’s doubt about the Company’s ability to continue as a going concern, at the meeting on April 7, 2022, the Board created the Special Committee consisting of Michael J. Fuchs, Chan W. Galbato, Mark N. Kaplan and Janet M. Thompson to explore strategic alternatives for the Company and to consider a full range of operational, financial, and other strategic alternatives, including a potential change of control transaction and the Company remaining independent (“Strategic Alternatives”). The Board formed the Special Committee due to the potential conflict of interest arising from the association of two directors with the fund proposing the Proposed Financing. The Special Committee was given the authority to review, negotiate and determine whether to recommend or not recommend to the full Board, any Strategic Alternative, as well any requests to waive the protections of Section 203 of the DGCL or the applicability of the Company’s Tax Benefit Preservation Plan dated as of May 26, 2010, by and between the Company and Computershare Trust Company, N.A. At such meeting, the entire Board also received a presentation by Gibson, Dunn & Crutcher LLP (“Gibson Dunn”) regarding the fiduciary duties of the Board and the Special Committee, including in connection with consideration of any Strategic Alternative.

On April 7, 2022, immediately following the meeting of the Board, the Special Committee held a meeting at which it determined that it was in the best interests of the Company and its stockholders for the Company to evaluate and negotiate the Proposed Financing.

At a meeting on April 14, 2022, the Special Committee decided to retain Lake Street Capital Markets, LLC (“Lake Street”) as financial advisor and Gibson Dunn as legal counsel to advise the Special Committee. Lake Street was retained specifically for the Proposed Financing and not in respect of other Strategic Alternatives. The Company, with the assistance of Lake Street and Gibson Dunn and oversight of the Special Committee, engaged in discussions between April 14, 2022 and May 3, 2022 with Party A regarding the terms of the Proposed Financing, as well as with CNC regarding the proposed terms of subordination of the Proposed Financing to the CNC Credit Agreement. On May 3, 2022, Party A informed Mr. Rowe that it was not in a position to fund the Proposed Financing.

On or about April 22, 2022, Payam Zamani, the CEO of One Planet Group, LLC (“One Planet Group”), an affiliate of Parent, spoke with Mr. Rowe to determine whether the Company would have any interest in discussing a financing or other strategic alternative. Mr. Rowe agreed to have an NDA prepared for One Planet Group in order to continue such discussions.

On or around May 2, 2022, members of One Planet’s management contacted Mr. Vargas to discuss the possibility of a potential transaction between One Planet Group and the Company, including One Planet Group potentially making an equity investment in the Company, acquiring the Company or the Company acquiring one of the businesses of One Planet Group. Mr. Vargas noted that the Company might be interested in engaging in discussions with One Planet Group regarding such a potential transaction and that he would discuss it with Mr. Rowe.

At a meeting on May 3, 2022, the Special Committee was informed of Party A’s inability to fund the Proposed Financing on the timeline required by the Company and authorized the Company’s management to proceed with discussion with other third parties regarding a possible financing or other Strategic Alternatives. On May 3, 2022, the Company reached out to Party B to determine if it would be interested in providing financing to the Company. On May 4, 2022, Party B declined to pursue discussions regarding a potential financing at that time.

On May 4, 2022, the Company initiated discussions with restructuring counsel at Gibson Dunn in order to begin evaluating seeking protection under the U.S. Bankruptcy Code.

On May 5, 2022, the Company and One Planet Group entered into an NDA in customary form, including customary confidentiality, non-use, nonsolicitation and standstill provisions.

On May 5, 2022, the Company, on behalf of the Special Committee, initiated discussions with Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) about engaging Houlihan Lokey as financial advisor to the Special Committee, in order to assist it in reviewing Strategic Alternatives, including a possible reorganization under the U.S. Bankruptcy Code. On May 9, 2022, the Special Committee decided to proceed to engage Houlihan Lokey as its financial advisor, in part because of the bankruptcy and restructuring expertise that Houlihan Lokey offered.

On May 7, 2022, members of One Planet’s management and Company management had a discussion regarding One Planet’s interest in engaging in a potential transaction with the Company, preliminary diligence information regarding the Company and the Company’s financial condition.

On May 9, 2022, members of One Planet’s management and Company management met in order for One Planet to conduct certain due diligence regarding the Company in order to facilitate One Planet’s delivery of a proposal regarding a potential transaction between One Planet and the Company.

On May 10, 2022, the Company received a proposal for a proposed financing from One Planet Group involving an issuance by the Company of up to $5 million of convertible preferred stock at an interest rate of 10% per annum in cash, as well as a proposal for the Company to acquire a different affiliate of Parent in an all-stock transaction that would have resulted in the stockholders of such affiliate owning approximately 90% of the Company. One Planet Group expressed a desire to proceed quickly with the transaction in order to limit the transaction expenses being incurred by the Company. After evaluating the One Planet proposals, the Special Committee determined that it was unlikely that the proposed transactions could be consummated on the timeline necessary for the Company to avoid a going concern disclosure, and therefore, it would be in the best interests of the Company to engage a financial advisor to assist it in reviewing Strategic Alternatives, including any proposals from Parent or its affiliates and a possible reorganization under the U.S. Bankruptcy Code. On May 12, 2022, the Company formally retained Houlihan Lokey as the Special Committee’s financial advisor to assist with the process of reviewing Strategic Alternatives and continued to engage Gibson Dunn as its legal advisor, including with respect to restructuring and bankruptcy options.

At a meeting on May 14, 2022, the Board reviewed the Company’s cash and liquidity position and a near-term operating plan to conserve the Company’s cash, which included suspension of the Company’s used vehicle acquisition business, suspension of non-essential spending, and targeted employee furloughs. Company management informed the Board that as a result, the Company would be required to include a going concern disclosure in its Quarterly Report on Form 10-Q for the three months ended March 31, 2022. At a meeting on May 14, 2022, the Special Committee met with representatives of Houlihan Lokey and restructuring counsel from Gibson Dunn. At the meeting, the Special Committee ratified the engagement letter with Houlihan Lokey in the form it had previously reviewed, discussed the status of its exploration of Strategic Alternatives and were introduced to a representative of Gibson Dunn with expertise in restructuring and bankruptcy matters.

In its Quarterly Report on Form 10-Q for the three months ended March 31, 2022 (the “Q1 10Q”), filed with the SEC on May 16, 2022, the Company disclosed that based on its then current operating and cash forecasts, the Company did not believe that it had sufficient cash to sustain operations for the entire remainder of 2022. The Company further disclosed that other than the CNC Credit Agreement, which expires March 26, 2023, the Company had no committed source of funding from either debt or equity financings. The Company further noted that borrowings under the CNC Credit Agreement are dependent on, among other things, the level of the Company’s eligible accounts receivable. The Company disclosed that, given these factors, management believed that there is substantial doubt about the Company’s ability to continue as a going concern for a period of one year after the date the financial statements were issued.

In the Q1 10Q, the Company disclosed that the Company had determined that its ability to continue to fund its operations for the entire remainder of 2022 would be dependent upon Company management’s near-term operating plans to address the Company’s near-term cash and liquidity needs (“Near-Term Operating Plans”). Steps considered in the establishment of Near-Term Operating Plans included conducting a review of and reductions to the Company’s cost and expense structure, including reductions in employee expense, working with current and potential vendors to decrease costs and expenses, seeking bridge financing consisting of debt, equity or a combination of the two, suspending investments in growth strategies and the Company’s transformation from a digital media company to a transaction-enabled matchmaker, suspending capital expenditures and suspending, or reducing the scope of or ceasing, some or all of the Company’s operations. On May 16, 2022, Company management suspended operations of its used vehicle acquisition business. On May 20, 2022, the Chief Executive Officer of One Planet Group made public statements on LinkedIn expressing One Planet Group’s continued interest in the Company’s business.

The Special Committee held a meeting on May 23, 2022, which members of the Company’s senior management and representatives of Houlihan Lokey and Gibson Dunn also attended. Houlihan Lokey outlined to the Special Committee a proposed process for engaging with potential buyers or investors. At the direction of the Special Committee, Houlihan Lokey began discussions with potential buyers or investors who reached out to the Company following the filing of the Q1 10Q. On May 23, 2022, at the direction of the Special Committee, Houlihan Lokey began a formal outreach process pursuant to which it eventually contacted 153 parties. Parties who executed a non-disclosure agreement (“NDA”) in customary form, including customary confidentiality, non-use, nonsolicitation and standstill provisions, received a confidential information memorandum regarding the Company beginning on May 25, 2022 and received access to an online data room beginning on May 27, 2022. On May 26, 2022, Houlihan Lokey provided process update materials to the members of the Special Committee regarding the outreach process. On May 31, 2022, Houlihan Lokey sent a bid process letter to parties who expressed continued interest in a transaction with the Company as of such date, requesting indications of interest on June 14, 2022. The Special Committee held meetings on June 1, 2022, which members of the Company’s senior management and representatives of Houlihan Lokey and Gibson Dunn also attended. At these meetings, Houlihan Lokey provided updates on the process to the Special Committee. As of June 16, 2022, Houlihan Lokey had contacted 148 parties, 48 parties had executed NDAs, Houlihan Lokey had sent bid process letters to 46 parties and three parties had submitted an indication of interest. On June 7 and June 14, 2022, Houlihan Lokey provided process update materials to the members of the Special Committee regarding the outreach process. As Houlihan Lokey was conducting the process for engaging with potential buyers or investors at the direction of the Special Committee, the Company was continuing to evaluate its financial condition and liquidity, as well as evaluating the potential risks or benefits of filing for bankruptcy. On or about June 10, 2022, the Company’s management had come to the conclusion that it would cease to have sufficient liquidity to continue operations on or about mid-August, 2022. On or about June 10, 2022, the Special Committee determined, with management input, that if the Company were unable to complete a transaction prior to mid-to-late August 2022 and absent bridge financing, the Company would have to consider liquidating pursuant to Chapter 7 of the U.S. Bankruptcy Code, which would likely result in no value being available for the Company’s stockholders.

On June 14, 2022, the Company received an indication of interest from Party B proposing to purchase the assets of the Company for a purchase price of $6 million. Party B indicated a preference to complete the transaction outside of U.S. Bankruptcy Court, and that the Company conduct an orderly wind-up process following the transaction. In light of the outstanding liabilities of the Company, the transaction proposed by Party B was unlikely to result in any return to the Company’s stockholders. Party B requested a period of exclusive negotiation to proceed with discussions.

On June 15, 2022, the Company received an indication of interest from Parent proposing to acquire either all the assets or all the outstanding Shares of the Company for a purchase price of $12 million. The proposal was made on a debt-free basis and assumed positive working capital of the Company at closing of $2 million. Parent proposed not to continue to employ Mr. Rowe, the Company’s CEO, except for a one-month consulting role following closing, with all severance costs payable to Mr. Rowe in accordance with his employment agreement to be borne by the Company prior to the acquisition. Parent requested certain consent rights regarding operations of the Company between the time of signing of an indication of interest and the entry into a definitive agreement and a $2 million break-up fee in the event the proposed transaction was not completed. Parent requested a period of exclusive negotiation to proceed with discussions.

On June 15, 2022, the Company received an indication of interest from Party C proposing to acquire substantially all assets or all outstanding capital stock of the Company in exchange for assumption of obligations under the CNC Credit Agreement and post-closing operational expenses, plus potential future payments to the Company stockholders based on an earnout. Such potential future payments would be based on Party C’s return upon sale of the acquired assets, and would range from $.25 per Share to $1.00 per Share after Party C received the greater of a $10-20 million net return or 18-35% IRR net of the stockholder payout. This transaction would require funding to get to closing and was likely to be executed in a Chapter 11 bankruptcy process.

On June 16, 2022, the Special Committee met to evaluate the indications of interest received from the three parties who submitted bids: Parent, Party B and Party C. Members of the Company’s senior management and representatives of Houlihan Lokey attended the meeting as well. After review of the three proposals with Houlihan Lokey, the Special Committee determined that the Company should engage in discussions with all three parties, while continuing to evaluate the merits of a transaction outside of or in a proceeding under U.S. bankruptcy law. The Special Committee determined that the Company would decline to enter into any exclusive negotiating arrangements with any of Parent, Party B or Party C prior to entering into a definitive transaction agreement.

On June 20 and 21, 2022, the Company responded to Parent, Party B and Party C with counter-proposals to their indications of interest.

On June 21, 2022, Parent responded to the Company indicating it preferred an asset purchase structure, but also indicating a willingness to acquire Shares of the Company and proposing a revised purchase price of $13.825 million. Parent agreed to proceed with discussions without the Company agreeing to any Parent consent rights over its operations or any break-up fee prior to signing a definitive agreement.

On June 22, 2022, the Special Committee met to evaluate the current status of the indications of interest received from three parties who submitted bids: Parent, Party B and Party C. Members of the Company’s senior management and representatives of Houlihan Lokey and Gibson Dunn also attended the meeting. The Special Committee reviewed the indications of interest with Houlihan Lokey and Gibson Dunn. Houlihan Lokey reviewed with the Special Committee an illustrative comparison of certain financial terms of each of the indications of interest received, which indicated that the proposal from Parent had the highest implied proceeds available for distribution to the Company’s stockholders. Houlihan Lokey also presented regarding the potential process toward completion of each bid, including the merits of pursuing a transaction outside of or in a proceeding under U.S. bankruptcy law. In considering the current offers and the Company’s liquidity, the Special Committee determined that the Company should focus most of its efforts on pursuing a transaction with Parent, while continuing to negotiate the terms of the other two proposals. The Special Committee determined to focus its efforts on a transaction with Parent in large part because it believed Parent’s proposal would provide the highest potential value to the Company’s stockholders in the form of cash consideration in a tender offer and merger, and could be structured such that it could be completed by mid-to-late August when the Company likely would no longer have adequate liquidity to operate and pay its obligations in the ordinary course of business. In contrast, the proposals from Party B and Party C provided less certain value to the Company’s stockholders and were structured in a way that would make it less likely they could be completed prior to the mid-to-late August deadline without bridge financing.

On June 22, 2022, the Company responded to Parent with a proposal that Parent acquire the outstanding Shares of the Company for a purchase price of $13.825 million through a tender offer process followed by a back-end merger, which the Company believed was the only structure that could be achieved within the time constraints posed by the Company’s liquidity. The Company’s proposal included (i) that that a net working capital target be agreed based on the Company’s net working capital, excluding cash, as of the end of the month prior to closing of a transaction, (ii) that to the Company would retain a $1.75 million employee tax credit (the “ERC”) receivable for the benefit of its stockholders, (iii) that Parent fund a deposit equal to 10% of the cash consideration amount upon execution of a definitive agreement, payable to the Company in the event of a Parent breach of the definitive agreement and (iv) that Parent would agree to hire all employees of the Company other than Mr. Rowe, and that any post-closing arrangements between Parent and Mr. Rowe would be negotiated separately. The Company requested that a call be arranged between Parent’s counsel and Gibson Dunn to discuss the timeline for the proposed transaction and to confirm the credibility of achieving such timeline. On June 27, 2022, Gibson Dunn was introduced to Mayer Brown LLP, counsel to Parent (“Mayer Brown”).

Between June 28, 2022 and July 1, 2022, representatives of the Company and Parent, Houlihan Lokey, Gibson Dunn and Mayer Brown met on several occasions to refine the terms based on which the parties would proceed with negotiations of a transaction. The parties agreed on a target timeline that would target closing of the transaction in mid-to-late August 2022. The parties agreed to proceed with discussions based on (i) Parent acquiring the outstanding Shares of the Company at a $13.825 million debt-free enterprise value, as adjusted for certain assets and liabilities that were not previously included, through a tender offer process followed by a back-end merger, (ii) no net working capital adjustment, (iii) a Material Adverse Effect definition that would account for and exclude the projected decline in the business prior to closing of a transaction, (iv) a $250,000 break-up fee payable by the Company under customary circumstances and (v) a $250,000 break-up fee payable by Parent upon breach of the definitive agreement. However, Parent refused to include the Company’s $1.75 million ERC receivable in the equity value dollar for dollar and expressed concern about the amount of the cash severance payable to Mr. Rowe upon his termination. Based on the calculation of sources and uses of funds, the parties initially anticipated that the transaction would result in consideration per Share in the Offer of $0.30 per Share.

On June 25, 2022, Party B responded to the Company’s proposal with a proposal to acquire specified assets of the Company, excluding working capital, for a purchase price of $8.8 million. Party B indicated that its preference was to acquire the assets in a transaction not subject to Company stockholder approval, but indicated willingness to provide bridge financing to the Company in the form of a $1-$3 million secured loan, junior to the CNC Credit Agreement, noting any bridge financing would be deducted from the purchase price. Party B indicated it would consider hiring a small set of employees of the Company, but would not assume employment related liabilities. In light of the outstanding liabilities of the Company, the revised transaction proposed by Party B was still unlikely to result in any return to the Company’s stockholders.

On June 30, 2022, the Company disclosed that it had received a written notification (“Notice”) from the Listing Qualifications department of the Nasdaq advising the Company that the closing bid price of the Company’s common stock for the previous 30 consecutive business days had been below the minimum $1.00 per share required for continued listing on Nasdaq pursuant to Listing Rule 5550(a)(2). The Notice had no immediate effect on the listing of the Company common stock on Nasdaq.

On July 2, 2022, Party C responded to the Company’s proposal. Party C proposed that it acquire agreed assets of the Company in a transaction under Section 363 of the U.S. Bankruptcy Code in exchange for assumption of obligations under the CNC Credit Agreement and post-closing operational expenses, plus potential future payments to both the Company stockholders and management. Such potential future payments would be based on Party C’s return upon sale of the acquired assets, and would range from $.25 per Share and $2.5 million to management to $1.25 per Share and $7.5 million to management after Party C received the greater of $20-35 million net return or 20-38% IRR net of the stockholder payout. Party C proposed providing the Company with debtor-in-possession financing based on cash needs, which financing would receive a 12% annualized preferred return. Party C proposed that the Company’s unsecured creditors would become debt of the new entity at par, but would be subordinate to Party B’s debtor in possession financing.

On July 1, 2022, representatives of the Company and Parent had discussed the terms of the severance payable to Mr. Rowe based on Parent’s stated intention not to retain Mr. Rowe as CEO or as an employee following closing of a transaction, which severance would amount to approximately $2.6 million, payable in a lump sum. The Company indicated that the severance arrangements were contractual obligations of the Company that it would expect Parent to abide by, absent agreement between Parent and Mr. Rowe regarding different arrangements. Parent indicated that it was unwilling to proceed with the proposed transaction unless Mr. Rowe’s severance arrangements were restructured. In light of Mr. Rowe’s severance arrangements having become a material term of the transaction with Parent, on July 5, 2022, the Chairman of the Special Committee, in consultation with Gibson Dunn, determined that Mr. Rowe should no longer represent the Company in connection with the negotiation of a potential transaction with Parent, and Mr. Rowe proceeded to engage separate counsel to represent him. Between July 1, 2022 and July 5, 2022, a representative of Houlihan Lokey engaged in various separate discussions at the direction of the Special Committee with Mr. Rowe and Parent regarding a proposed restructuring of Mr. Rowe’s severance arrangements. On July 5, 2022, Parent indicated that it had reached an agreement in principle with Mr. Rowe to restructure Mr. Rowe’s severance arrangements following the closing of the proposed transaction and that it had instructed Mayer Brown to prepare an initial draft of the Merger Agreement.

At a meeting on July 7, 2022, the Special Committee reviewed and discussed the proposed restructuring of Mr. Rowe’s severance payments.

On July 8, 2022, Parent’s counsel delivered to the Company an initial draft of the Merger Agreement.

On July 9, 2022, the Special Committee met to evaluate the current status of the indications of interest received from three parties who submitted bids: Parent, Party B and Party C. Members of the Company’s senior management and representatives of Houlihan Lokey and Gibson Dunn also attended the meeting. Houlihan Lokey and Gibson Dunn presented the proposed business terms of the transaction with Parent and the current status of the discussions with Parent, as well as a summary of the terms of the draft Merger Agreement received from Parent’s counsel and the proof of available funds received from One Planet Group. Houlihan Lokey reported that the Company also remained engaged with Party B and Party C in the event that the transaction with Parent could not be consummated in a timely manner. Houlihan Lokey reviewed with the Special Committee an illustrative analysis of certain financial terms of each of the three indications of interest, which continued to indicate that the implied proceeds available for distribution to Company stockholders were meaningfully higher in Parent’s proposal than in the other two proposals. The Special Committee also considered that per initial estimates from Company management, the recovery to respective constituents in a liquidation scenario would likely be below implied recoveries from the indications of interest received. The Special Committee also considered other potential financing offers in connection with the Company’s $1.75 million ERC receivable. The Special Committee gave management instruction to suspend ERC receivable related financing negotiations given the overlap in nature and timing to the negotiations underway with Parent and Mr. Rowe. The Special Committee instructed Houlihan Lokey and Gibson Dunn to proceed to negotiate with Parent to try to reach a definitive agreement. The Special Committee agreed that in light of his discussions with Parent regarding the terms of his severance, Mr. Rowe would not be authorized to negotiate on behalf of the Company with Parent or its representatives regarding the terms of the Merger Agreement and the Offer, although he could continue to facilitate the implementation of any transaction with Parent, under the supervision and direction of the Special Committee. Henceforth, the Special Committee would negotiate the terms of the Merger Agreement and the Offer with Parent, though the Special Committee’s Chairman, Houlihan Lokey and Gibson Dunn, on behalf of the Company.

During the period from July 9, 2022 through July 22, 2022, representatives from Houlihan Lokey had periodic calls with representatives of Party B and Party C, both of which declined to submit further proposals that would provide more equity value to holders of Company common stock.

On July 10, 2022, Parent’s counsel delivered to the Company an initial draft of the Support Agreement.

On July 12, 2022, the Company’s counsel delivered comments to the Merger Agreement and Support Agreement to Parent’s counsel, as well as an initial draft of the disclosure schedules to the Merger Agreement. In addition to customary comments to the representations, warranties, covenants, conditions and fiduciary-out, the Company’s comments to the Merger Agreement specifically included that (i) the Company would have the flexibility to operate outside of the ordinary course of business between signing and closing if necessary to manage cash flow and preserve the business, (ii) the Offer would be an exempt transaction with respect to the Company’s Tax Benefit Preservation Plan, (iii) One Planet Group would be a party to the Merger Agreement, (iv) the Company would have the option to pursue either the $250,000 break-up fee payable by Parent or actual damages against Parent in the event of Parent’s breach of the Merger Agreement, and (v) the Company would not be obligated to reimburse Parent’s transaction expenses in the event the Merger Agreement was terminated in circumstances where the break-up fee from the Company was not payable. The Company’s comments to the Support Agreement provided that it would terminate in the event that the Merger Agreement was terminated, including if the Company terminated the Merger Agreement to accept a superior offer. The Company’s counsel also introduced Parent’s counsel to Greenberg Traurig LLP, counsel to Mr. Rowe, who was preparing an initial draft of an amendment to Mr. Rowe’s employment agreement to reflect the restructuring of his contractual severance arrangements as agreed to in principle on or about July 5, 2022.

On July 12, 2022, the Company’s counsel also provided a draft of the Support Agreement, as revised by the Company, to the other stockholders of the Company from whom Parent required a Support Agreement, which stockholders were subject to customary confidentiality obligations.

On July 13, 2022, the Board met to evaluate the current status of the indications of interest received from three parties who submitted bids: Parent, Party B and Party C. Members of the Company’s senior management and representatives of Houlihan Lokey and Gibson Dunn also attended the meeting. Houlihan Lokey and Gibson Dunn presented the current status of the discussions with Parent, as well as a summary of the terms of the draft Merger Agreement received from Parent’s counsel and the comments the Company made to the draft Merger Agreement. The

Board discussed the terms of the Support Agreement requested by Parent, and each of the members of the Board and the Company’s management present at the meeting confirmed their willingness to enter into a Support Agreement with Parent in connection with the proposed transaction. Houlihan Lokey reported that the Company also remained engaged with Party B and Party C in the event that the transaction with Parent could not be consummated in a timely manner.

On July 14, 2022, counsel to Mr. Rowe delivered a draft of an amendment to Mr. Rowe’s employment arrangement. This draft reflected Parent’s proposal that Mr. Rowe’s severance payable at closing of a transaction would be reduced from approximately $2.6 million to $1.3 million plus the right to receive an amount equal to the amount of cash actually received by the Company in respect of the ERC receivable, up to $1.75 million. The draft also reflected the substitution of a payment at closing of approximately $51,000 in lieu of the Company’s obligation to make continuing COBRA payments for 18 months following closing.

On July 15, 2022, Parent’s counsel delivered a revised draft of the Merger Agreement and Support Agreement to the Company’s counsel. On July 16, 2022, representatives of Parent and the Company met to discuss some key terms of the Merger Agreement, including (i) the provision of a Limited Guarantee and Equity Commitment Letter by One Planet Group in respect of the payment obligations of Parent and Purchaser, (ii) Parent’s obligations to satisfy certain obligations of the Company at the closing, including a cap on such obligations, and the mechanisms regarding Parent’s and Purchaser’s obligations in respect of obligations of the Surviving Corporation post-closing, (iii) the terms of the Surviving Corporation’s covenants regarding employee compensation post-closing and (iv) the terms of the Company’s and Parent’s and Purchaser’s obligations in the event of termination of the Merger Agreement.

During this period, the Company and its advisors continued to evaluate and discuss with Parent the sources and uses of funds in the transaction in an effort to increase the price per Share that Purchaser would agree to pay in the Offer and the Merger.

On July 16, 2022, Parent’s counsel delivered to the Company comments to the draft disclosure schedules to the Merger Agreement.

On July 17, 2022, the Company’s counsel delivered a revised draft of the Merger Agreement to Parent’s counsel, which provided that (i) Parent’s obligations to satisfy certain obligations of the Company at the closing would be capped at 110% of the Company’s estimates of such obligations at signing, (ii) Parent would continue certain employee benefit plans of the Company post-closing, (iii) the break-up fee payable by Parent in the event of Parent’s breach was increased to $1 million in lieu of the Company being able to pursue actual damages, and (iv) the Company would reimburse Parent’s transaction expenses up to $500,000 in the event the Merger Agreement was terminated in circumstances where the break-up fee from the Company was not payable. The Company’s counsel also delivered a revised draft of the Support Agreement, which was generally in its final form.

During this period, the parties also continued to discuss the sources and uses of funds in the transaction, with the Company seeking to adjust certain expenses in order to increase the amount payable by Purchaser in the Offer. In connection therewith, Parent proposed to retain Mr. Rowe as the CEO of the Surviving Corporation post-closing, to assume Mr. Rowe’s employment agreement and severance obligations and to include a portion of the ERC receivable in the equity calculation. Based upon this proposal, on July 17, 2022, the Special Committee met to review a revised version of the proposed sources and uses of funds in the proposed transaction that would raise the amount payable by Parent in the Offer to $0.39 per Share. Representatives of Houlihan Lokey and Gibson Dunn also attended the meeting. Although the Special Committee was prepared to move forward on the basis of the proposed increased Offer price resulting from Parent’s proposal to retain Mr. Rowe, the Special Committee was concerned that Mr. Rowe would not accept this arrangement, which could increase the execution risk for the transactions between the Company and Parent. Accordingly, the Special Committee asked Houlihan Lokey to facilitate further negotiations between Parent and Mr. Rowe to see if some other arrangement could be reached without impact to the proposed Offer price.

On July 19, 2022, the Company received $573,286.05 payment from the Internal Revenue Service. This represented the second quarter 2021 portion of the expected payment in respect of its

ERC receivable. Receipt of this payment gave the Company additional cash that would extend its liquidity position for approximately one month beyond the previously expected mid-to-late August 2022 when the Company had been projected to run out of cash.

On July 18, 2022, Parent’s counsel delivered a revised draft of the Merger Agreement and Support Agreement to the Company’s counsel and a draft Equity Commitment Letter and Limited Guarantee from One Planet Group.

On July 18, 2022, the Company’s counsel delivered to Parent comments to the disclosure schedules to the Merger Agreement.

On July 19, 2022, counsel to Parent and the Company discussed a variety of matters with respect to the Merger Agreement, including various qualifiers and other terms of the representations and warranties. On July 19, 2022, the Company’s counsel delivered to Parent revised drafts of the Merger Agreement and Support Agreement.

On July 19, 2022, a representative of Houlihan Lokey communicated to Mr. Rowe that One Planet Group had presented a revised proposal regarding Mr. Rowe’s severance arrangements and would not seek to retain Mr. Rowe post-closing. The revised proposal provided that (i) Mr. Rowe’s severance would be reduced from approximately $2.6 million cash upon termination to the right to receive an amount equal to the amount of cash actually received by the Company in respect of the ERC receivable, up to $1.75 million and (ii) Mr. Rowe would act in an advisory capacity for 60-90 days post-closing in the transition. Mr. Rowe agreed in principle to these terms.

On July 20, 2022, the Special Committee and the Board held a joint meeting, which members of the Company’s senior management and representatives of Houlihan Lokey and Gibson Dunn also attended. Prior to this meeting, the members of the Special Committee and Board were provided with materials related to the proposed Offer and the Merger. At the meeting, a representative of Gibson Dunn reminded the Special Committee and Board members of their fiduciary duties in considering the proposed transactions and the role of this meeting in the exercise of those fiduciary duties and reviewed the terms of the draft Merger Agreement and other transaction documents. The Special Committee and Board again reviewed with management the outlook for the Company’s business if the Company were to remain independent. At the meeting, a representative of Houlihan Lokey presented information regarding Company’s management’s projections regarding cash flow, pursuant to which the Company would be expected to run out of cash by the third week of September 2022. A representative of Houlihan Lokey also presented Houlihan Lokey’s financial analyses of a contemplated price of $0.39 per Share to be paid in cash to the Company’s common stockholders in the proposed Offer and the Merger. As part of its financial analyses, Houlihan Lokey reviewed a liquidation analysis prepared by Company management of the net proceeds that would likely be available per Share if the Company were to liquidate under the U.S. bankruptcy laws, which indicated that the amount, if any, that would likely be received by holder of Company common stock was either zero or substantially less than $0.39 per Share. Houlihan Lokey also presented an illustrative comparison of certain financial terms of each of the indications of interest received, which indicated that the proposal from Parent had the highest implied proceeds available for distribution to the Company’s stockholders. At the meeting the Special Committee and the Board also considered the positive and negative factors and risks in connection with the proposed transactions, as discussed in “—Reasons for Recommendation of the Board” In view of the risks associated with the execution of the Company’s stand-alone business plan, its imminent lack of liquidity, the likelihood that the Company’s stockholders would receive little to no consideration in a liquidation and the terms of the transactions set forth in the proposed form of Merger Agreement, the Board continued to view a sale of the entire Company on the terms set forth in the draft Merger Agreement as the actionable strategic alternative offering the best value reasonably available to the Company’s stockholders.

Between July 19, 2022 and July 22, 2022, counsel to Parent and Mr. Rowe’s counsel exchanged further drafts of an amendment to Mr. Rowe’s employment agreement, which provided for terms agreed in principle by Parent and Mr. Rowe on July 19, 2022. On July 22, 2022, Parent proposed new terms and delivered to Mr. Rowe a new draft of an amendment to his employment agreement, which restructured the severance payments so that Mr. Rowe would receive cash severance of $1.75 million, payable in four installments over the eight months following closing, in each case subject to required releases to be delivered by Mr. Rowe. On July 24, 2022, Parent and Mr. Rowe reported to the Special Committee that they had reached an agreement on a definitive amendment to Mr. Rowe’s employment agreement generally reflecting the terms presented by One Planet Group on July 22, 2022.

Between July 20, 2022 and July 24, 2022, counsel to the Company and Parent, with input from the chairman of the Special Committee and representatives of Parent, exchanged drafts of the key agreements and other documents, and negotiated the final terms of the Merger Agreement, Equity Commitment Letter, Support Agreement and Company disclosure schedules. With respect to the Merger Agreement and Equity Commitment Letter and Parent Limited Guarantee, final terms included, among other things, (i) an Offer Price of $0.39 per Share, (ii) commencement of the Offer no later than August 1, 2022, (iii) an end date of September 16, 2022, after which time the Merger Agreement could be terminated by either party to the extent permitted by the Merger Agreement, (iv) a termination fee of $250,000 payable by the Company in specified circumstances, (v) reimbursement by the Company of up to $500,000 of transaction expenses of Parent if the Merger Agreement is terminated due to the failure of the Offer to close, (vi) a reverse termination fee of $1 million payable by Parent and Purchaser in specified circumstances, (vii) an Equity Commitment Letter from One Planet Group committing to provide $13 million, plus up to an additional $494,349 if amounts outstanding under the CIT Credit Agreement exceed the estimates as of the date of signing, to fund the cash consideration payable in the Offer and the Merger, and (vii) a One Planet Group Limited Guarantee of payment of the reverse termination fee.

On July 24, 2022, the Special Committee, the Compensation Committee of the Board and the Board held a joint meeting, which members of the Company’s senior management and representatives of Houlihan Lokey and Gibson Dunn also attended. Prior to this meeting, the members of the Special Committee, the Compensation Committee and the Board were provided with materials related to the proposed Offer, the Merger, as well as the amendment to Mr. Rowe’s employment agreement. A representative of Gibson Dunn reviewed with the Special Committee and the Board their fiduciary duties in considering the proposed transactions. At the request of the Special Committee, representatives of Houlihan Lokey then reviewed and discussed Houlihan Lokey’s financial analyses with respect to the Company and the proposed Offer and Merger. Thereafter, at the request of the Special Committee, Houlihan Lokey orally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated July 24, 2022), as to, as of such date, the fairness, from a financial point of view, to the holders of Company common stock other than Parent, Purchaser and their respective affiliates of the Offer Price to be received by such holders in the Offer and the Merger pursuant to the Merger Agreement. The members of the Board also discussed the terms of the amendment to Mr. Rowe’s employment agreement, during which time Mr. Rowe recused himself

Following a thorough and detailed discussion and following careful consideration of the proposed form of the Merger Agreement and the transactions contemplated by the Merger Agreement, the Special Committee, acting by unanimous vote of its members (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interest of, the Company and its stockholders; (ii) determined it advisable that the Company enter into the Merger Agreement; (iii) recommended to the Board of Directors to (A) approve the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (B) agree that the Merger shall be effected pursuant to Section 251(h) of the DGCL, (C) resolve to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (D) take, or cause to be taken, all such action as may be necessary to effect the foregoing. The Special Committee further (i) approved, upon the execution by the Company of the Merger Agreement, the release of any existing standstill obligations owed by any person to the Company to the extent necessary to permit such person to make an unsolicited Acquisition Proposal

(as defined in the Merger Agreement) and (ii) recommended that the Board to approve the actions necessary to render the Tax Benefit Preservation Plan inapplicable to the Merger Agreement.

Following the thorough and detailed discussion and careful consideration of the proposed form of the Merger Agreement and the transactions contemplated by the Merger Agreement, as well as the recommendations of the Special Committee as discussed above, the Board, acting by unanimous vote of its members (other than Mr. Rowe, who abstained): (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interest of, the Company and its stockholders; (ii) declared it advisable to enter into the merger Agreement; (iii) approved the execution, delivery and performance by the Company of the Merger agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) agreed that the Merger shall be effected pursuant to Section 251(h) of the DGCL; and (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer. The Board further (i) approved, upon the execution by the Company of the Merger Agreement, the release of any existing standstill obligations owed by any person to the Company to the extent necessary to permit such person to make an unsolicited Acquisition Proposal (as defined in the Merger Agreement) and (ii) recommended that the Board to approve the actions necessary to render the Tax Benefit Preservation Plan inapplicable to the Merger Agreement.

The Compensation Committee of the Board, the Special Committee and the Board (other than Mr. Rowe, who abstained) further approved the proposed amendment to Mr. Rowe’s employment agreement to reflect his agreement regarding his severance arrangements with Purchaser, to be effective upon consummation of the Offer and the Merger.

Following the Board meeting, the Company, Parent and Purchaser executed and delivered the Merger Agreement and the applicable parties executed and delivered the other transaction documents, and Mr. Rowe executed the amendment to his employment agreement. After the parties had executed and delivered the Merger Agreement, prior to the opening of the markets on July 25, 2022, the Company issued a press release announcing the proposed transaction. The press release is filed as Exhibit (a)(5)(C) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Subsequent to the execution of the Merger Agreement, Parent, Purchaser and the Company agreed to a commencement date for the Offer of August 3, 2022. On August 3, 2022, the Purchaser commenced the Offer pursuant to the terms of the Merger Agreement.

Reasons for Recommendation of the Board

In evaluating the Transactions, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer, the Board consulted with the Company’s senior management, legal counsel and financial advisor. Based on these consultations, considerations and analyses, and the factors discussed below, the Board concluded that entering into the Merger Agreement with Parent and Merger Sub would yield the highest value reasonably available for the Company’s stockholders, and is fair to, and in the best interests of, the Company’s stockholders.

In recommending that the Company’s stockholders accept the Offer and tender their Shares, the Board considered a number of factors, including the following (which factors are not necessarily presented in order of relative importance):

•

The Company has incurred recurring losses and negative cash flows from operations in each of the quarterly periods since the second quarter of 2021 and its imminent lack of liquidity to fund operations raises substantial doubt about its ability to continue as a going concern.

•

The estimation of the Company and the Board that, based on the Company’s cash on hand and anticipated cash burn rate, the Company, absent new financing, does not expect to have liquidity to continue operations in the ordinary course of business after the third week of September 2022.

•

There are no assurances that the Company will be able to raise its revenues, or reduce its operating expenses, to a level which supports profitable operations and provides sufficient funds to pay its obligations.

•

Over the last two to three months, the Special Committee has sought out and carefully considered a range of opportunities for the Company’s business to best provide value for Company stockholders in light of the disclosed doubt about its ability to continue as a going concern.

•

The fact that the Company has, despite thorough and extensive efforts, been unsuccessful in obtaining additional funding from private or public financing sources (including both debt and equity), and its limited financial resources greatly reduce its ability to continue operations and invest in its sales, research and development and other aspects of the Company’s business as needed.

•

The Company expects it will not be able to obtain equity or debt financing sufficient for the continuing operations of the Company on terms acceptable to the Company or at all prior to the date that it will exhaust its remaining cash resources.

•	Other than the CNC Credit Agreement, the Company has no committed funding from either debt or equity financings sources.

•	As of the date of the Merger Agreement, the Company has borrowed the maximum amount permissible under the terms of the CNC Credit Agreement.

•

The decrease in the Company’s stock price, particularly in the three months leading up to the date of the Merger Agreement, the potential risks of a further deterioration of the Company’s stock price and the consequent risk that future acquisition proposals, if any, may be on terms significantly less favorable to the Company and its stockholders.

•	The challenges associated with the Company being able to maintain its continued listing on Nasdaq.

•

The effect of the Company’s financial performance and decreasing stock price on (i) the Company’s workforce and its ability to attract and retain the necessary managerial, sales and technical personnel, and (ii) the Company’s customers, suppliers, vendors, partners and others that do business or may do business in the future with the Company.

•

Although the Offer Price does not represent a premium to the trading price of the Company’s common stock on July 22, 2022 (which was the last trading day before the July 24, 2022 meeting of the Board, in which the Board approved the Company’s entry into the Merger Agreement, the Offer, the Merger and the other Transactions), it provided greater and more certain value to the stockholders than would have otherwise been available in light of the Company’s expectation that it would not have sufficient financing capacity to fund its operations beyond the third week of September 2022, after which the Company would almost certainly have to voluntarily or involuntarily liquidate under the protection of U.S. bankruptcy laws.

•

Upon any bankruptcy or liquidation of the Company or as a result of any such bankruptcy or liquidation, if the holders of Company common stock received any recovery, such recovery likely would be materially less on a per-Share basis than the Offer Price.

•

The per Share amount to be received by the Company’s stockholders in the Offer and the Merger consists entirely of cash, providing certainty, immediate value and liquidity to the Company’s stockholders.

•	The terms of the competing proposals from Party B and Party C offered less or no immediate value or liquidity to the Company’s stockholders.

•

The financial analysis reviewed by Houlihan Lokey with the Special Committee as well as the oral opinion of Houlihan Lokey rendered to the Special Committee on July 24, 2022 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated July 24, 2022), as to, as of such date, the fairness, from a financial point of view, to the holders of Company common stock other than Parent,

Purchaser and their respective affiliates of the Offer Price to be received by such holders in the Offer and the Merger pursuant to the Agreement.

•

The Company’s ability, under certain circumstances, to furnish information to third parties making unsolicited acquisition proposals and to engage in discussions and negotiations with such third parties, along with the Board’s ability, under certain circumstances, to withdraw or change its recommendation in favor of the Offer in response to a superior proposal, or to terminate the Merger Agreement in order to enter into an acquisition agreement relating to a superior proposal as determined by the Board in connection with carrying out its fiduciary duties, in each case, subject to the terms of the Merger Agreement and the Company paying Parent a termination fee (the “Termination Fee”) of $250,000 concurrently with or shortly after such termination.

•

The Board’s belief that the Company engaged in an extensive process to obtain the best available value for the Company’s stockholders by, among other things, creating an opportunity, both prior and subsequent to the execution of the Merger Agreement for other potentially interested parties to negotiate a transaction with the Company.

•

The Board’s belief, after a thorough review of strategic alternatives and discussions with the Company’s management, financial advisors and legal counsel, that the sale of the Shares for the Offer Price is more favorable to the Company’s stockholders than the potential value that might have resulted from other strategic alternatives available to the Company. In particular, the Board considered that operating the Company as a standalone public company would not be viable due to the imminent lack of liquidity to continue pursuing the Company’s business plan and maintain operations.

•

The Board’s belief that a significant equity or debt financing transaction to raise the cash needed to continue operations would not be available on acceptable terms or at all. By contrast, the Offer and the Merger offer a high degree of certainty of closing, and after the closing of the Merger, Parent’s wholly-owned subsidiary, the Surviving Corporation, would be obligated to repay the Company’s existing indebtedness, including the CNC Credit Agreement. Therefore, the risks to the Company’s stockholders associated with the repayment of the Company’s indebtedness would be eliminated.

•	The Merger is likely to be completed in a timely manner in light of the nature of the closing conditions contained in the Merger Agreement and the absence of any financing contingency.

•

The fact that the Company would incur significant costs in pursuing any Strategic Alternative, including pursuing a liquidation under U.S. bankruptcy law, that could equal or exceed the costs associated with pursuing the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

•

The availability of statutory appraisal rights under Delaware law for the holders of Shares who do not validly tender their Shares pursuant to the Offer and who otherwise comply with the required procedures under Section 262 of the DGCL. For more information on appraisal rights, see “Item 8. Additional Information—Appraisal Rights” below.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement and the Transactions that previously had been identified and discussed by the management of the Company and the Board, including, but not limited to, the following:

•

The Company’s stockholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the Transactions, including pursuant to the Company’s potential business initiatives.

•	The costs involved in connection with entering into and completing the Transactions process and related actions.

•	The potential stockholder and other lawsuits that may be filed in connection with the Merger Agreement and the Transactions.

•

The restrictions contained in the Merger Agreement on the Company’s ability to solicit competing proposals, and the requirement that the Company pay the Termination Fee to Parent in order to terminate the Merger Agreement and accept a superior proposal from a third party, which may discourage third parties from making a competing proposal to acquire the Company.

•

The potential negative effect of the public announcement of the Offer and the Merger on the Company’s ability to retain management and other key personnel, as well as on its ability to retain existing customer engagements and pursue prospective new business opportunities.

•	The risk of diverting the focus and resources of the management of the Company from other strategic opportunities and from operational matters while working to consummate the Merger.

•

The risk that the Merger will not be completed and that the Company will be required to operate its business after experiencing the disruptions and negative consequences of the announcement of the Offer and the Merger.

•

The fact that the Offer Price consists of cash and will be taxable to the Company’s stockholders for U.S. federal income tax purposes as described in Section 5 of the Offer to Purchase, “Material United States Federal Income Tax Consequences.”

The Board believed that, overall, the potential benefits of the Merger Agreement and the Transactions to the Company’s stockholders outweighed the uncertainties, risks and other potentially negative factors concerning the Merger Agreement and the Transactions.

The foregoing discussion of information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the Transactions. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, in consultation with the management of the Company and its legal and financial advisors. In light of the variety of factors and amount of information that the Board considered, the members of the Board did not find it practicable to provide a specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. Rather, the recommendation of the Board was made after considering the totality of the information and factors involved. Individual members of the Board may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

Intent to Tender

To AutoWeb’s knowledge, after making reasonable inquiry, all of AutoWeb’s executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). Certain of our executive officers and directors are party to the Agreements, as described above in “Arrangements between AutoWeb, Parent and Purchaser—Support Agreements.” The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of Financial Advisor to the AutoWeb Special Committee

On July 24, 2022, Houlihan Lokey orally rendered its opinion to the Special Committee at a joint meeting of the Special Committee and the Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated July 24, 2022), as to, as of such date, the fairness, from a financial point of view, to the holders of Company

Common Stock other than Parent, Purchaser and their respective affiliates of the Offer Price to be received by such holders in the Transactions pursuant to the Agreement.

Houlihan Lokey’s opinion was directed to the Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of Company Common Stock other than Parent, Purchaser and their respective affiliates of the Offer Price to be received by such holders in the Transactions pursuant to the Agreement and did not address any other aspect or implication of the Transactions or any other agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of Houlihan Lokey’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex A to this Schedule 14D-9 and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Board, the Company, any security holder of the Company or any other party as to how to act or vote with respect to any matter relating to the Transactions or otherwise, including, without limitation, whether or not to tender shares of Company Common Stock pursuant to the Offer.

In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

1.	reviewed an execution copy, dated July 24, 2022, of the Agreement;

2.	reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

3.

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including (a) financial projections prepared by the management of the Company relating to the Company’s weekly cash flow forecast through the week ending September 30, 2022 (the “Cash Flow Projections”) and (b) a liquidation analysis prepared by management of the Company (the “Liquidation Analysis”);

4.

spoke with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transactions and related matters, including, without limitation, such management’s views of the operational and financial risks and uncertainties attendant with not pursuing the Transactions;

5.

reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant;

6.	solely for illustrative purposes, reviewed the publicly available financial terms of certain domain name sales that Houlihan Lokey deemed to be relevant;

7.

reviewed a certificate addressed to Houlihan Lokey from senior management of the Company which contained, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Houlihan Lokey by or on behalf of the Company; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that the Cash Flow Projections and

Liquidation Analysis were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and Houlihan Lokey expressed no opinion with respect to the Cash Flow Projections, the Liquidation Analysis or the respective assumptions on which they were based. At the Special Committee’s direction, Houlihan Lokey assumed that the Cash Flow Projections and the Liquidation Analysis provided a reasonable basis on which to evaluate the Company and the Transactions and Houlihan Lokey, at the Special Committee’s direction, used and relied upon the Cash Flow Projections and the Liquidation Analysis for purposes of its analysis and opinion. In this regard, the Company advised Houlihan Lokey, and Houlihan Lokey relied upon such advice, that (i) the Company’s financial statements for the quarter ended March 31, 2022 were prepared assuming the Company would continue as a going concern, (ii) the Company had been experiencing significant recurring losses and negative cash flows from operations, (iii) until the Company is successful in significantly increasing its revenues and/or reducing its operating expenses, it would continue to incur losses, (iv) there were no assurances that the Company would be able to raise its revenues, or reduce its operating expenses, to a level which supports profitable operations and provides sufficient funds to pay its obligations, (v) other than the CNC Credit Agreement, the Company had no committed source of funding from either debt or equity financings, (vi) available borrowings under the CNC Credit Agreement were dependent on, among other things, the level of the Company’s eligible accounts receivable, (vii) the Company had borrowed the maximum amount permissible under the terms of the CNC Credit Agreement, (viii) given such factors, the Company’s current cash position and anticipated cash needs for continuing operating activities, there was substantial doubt about the Company’s ability to continue as a going concern without obtaining additional sources of financing, (ix) the Company expected it would not be able to obtain equity or debt financing sufficient for the continuing operations of the Company on terms acceptable to the Company prior to the date that it would exhaust its remaining cash resources, (x) the Company anticipated that it would exhaust its remaining cash resources within the next 60 days from the date of the opinion, and (xi) absent the proposed Transactions, the Company believed that it would have no alternative other than to liquidate or to seek protection under U.S. bankruptcy laws, and that upon any such liquidation of the Company or as a result of any such bankruptcy, if the holders of Company Common Stock received any recovery, such recovery likely would be materially less on a per-share basis than the Offer Price to be received by such holders in the proposed Transactions. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. The Company advised Houlihan Lokey, and Houlihan Lokey at the Special Committee’s direction relied upon and assumed, that (i) the financial projections prepared by the management of the Company relating to the future financial performance of the Company assuming the Company would be able to obtain financing on terms satisfactory to the Company and in an amount sufficient to fund the Company’s operations (the “Prior Projections”), were no longer relevant, given the Company’s current financial condition and prospects, including, without limitation, the Company’s inability to obtain financing and the suspension of its CarZeus business, and (ii) Houlihan Lokey should not use or rely upon the Prior Projections for purposes of its analyses or opinion. As a result, in reaching its conclusions in the opinion, Houlihan Lokey did not perform a discounted cash flow analysis. In addition, because of the Company’s current financial condition and prospects, Houlihan Lokey did not rely upon a review of companies with publicly traded equity securities that Houlihan Lokey deemed relevant or a review of the publicly available financial terms of business combination transactions.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transactions would be satisfied without waiver thereof, and (d) the Transactions would be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Transactions would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transactions would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Company or the Transactions that would be material to its analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Agreement would not differ in any respect from the execution copy of the Agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey was, however, provided a copy of the Liquidation Analysis, and Houlihan Lokey relied upon and assumed, without independent verification, that the assumptions, estimates and conclusions contained in the Liquidation Analysis accurately reflected the outcome in the event of an orderly liquidation of the Company. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company was or may have been a party or was or may have been subject.

Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. As the Special Committee was aware, the credit, financial and stock markets had been experiencing unusual volatility and Houlihan Lokey expressed no opinion or view as to any potential effects of such volatility on the Transactions, and its opinion did not purport to address potential developments in any such markets. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Houlihan Lokey did not express any opinion as to the price or range of prices at which shares of Company Common Stock could be purchased or sold, or otherwise be transferable, at any time.

Houlihan Lokey’s opinion was furnished for the use of the Special Committee (in its capacity as such) in connection with its evaluation of the Transactions and may not be used for any other purpose without its prior written consent. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Special Committee, the Board, the Company, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transactions or otherwise, including, without limitation, whether or not to tender shares of Company Common Stock pursuant to the Offer.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Special Committee, the Board, the Company, its security holders or any other party to proceed with or effect the Transactions, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transactions or otherwise (other than the Offer Price to the extent expressly specified in its opinion), including, without limitation, the Support Agreements, (iii) the fairness of any portion or aspect of the Transactions to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of its opinion, (iv) the relative merits of the Transactions as compared to any alternative business strategies or transactions that may have been available for the Company or any other party, (v) the fairness of any portion or aspect of the Transactions to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transactions, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Transactions, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transactions, any class of such persons or any other party, relative to the Offer Price or otherwise. Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Special Committee, on the assessments by the Special Committee, the Board, the Company, Parent and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to the Company, the Transactions or otherwise.

In preparing its opinion to the Special Committee, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. The estimates contained in the Cash Flow Projections and the Liquidation Analyses, and the implied value reference ranges indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Board in evaluating the proposed Transactions. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Offer Price or of the views of the Special Committee, the Board or management with respect to the Transactions or the Offer Price. The type and amount of consideration comprising the Offer Price payable in the Transactions were determined through negotiation between the Company and Parent, and the decision to enter into the Agreement was solely that of the Special Committee and the Board.

Financial Analyses

Overview. Company management advised Houlihan Lokey that the Prior Projections, which assumed the Company would be able to obtain financing on terms satisfactory to the Company and in an amount sufficient to fund the Company’s operations, were no longer relevant, given the Company’s current financial condition and prospects, including, without limitation, the Company’s inability to obtain financing and the suspension of its CarZeus business. As a result, in reaching its conclusions in the opinion, Houlihan Lokey did not perform a discounted cash flow analysis. In addition, because of the Company’s severe liquidity issues, as reflected by the Cash Flow Projections, Houlihan Lokey did not rely upon a review of companies with publicly traded equity securities that Houlihan Lokey deemed relevant or a review of the publicly available financial terms of business combination transactions, as those analyses were not deemed relevant.

Liquidation Analysis. Houlihan Lokey reviewed and considered the Liquidation Analysis prepared by management of the Company and noted that the estimates resulted in an aggregate shortfall ranging from approximately ($13.2 million) to ($4.9 million), implying a value of $0.00 per share of Company Common Stock, as compared to the Offer Price in the Transactions pursuant to the Agreement of $0.39 per share of Company Common Stock.

Houlihan Lokey also performed an illustrative sensitivity analysis of the Liquidation Analysis, which assumed that (i) the Company’s accounts receivable could be recovered at a rate ranging from 50% to 90% of the amount set forth on the Company’s June 30, 2022 balance sheet (rather than 50% to 85% of the amount set forth on the Company’s June 30, 2022 balance sheet, as reflected in the Liquidation Analysis), and (ii) the Company’s various brands and website domains could be liquidated for approximately $2.5 million to $8.8 million (rather than $2.0 million to $4.0 million as reflected in the Liquidation Analysis). For purposes of this illustrative sensitivity analysis of the Company’s various brands and website domains, Houlihan Lokey reviewed a proposal received by the Company from Party B for the purchase of a subset of the Company’s assets, including domain names, for approximately $8.8 million, secondary market information and, with respect to the Company’s 13 primary .com domain names, a review of the publicly available sale prices of 244 .com domain names, summarized below:

Selected Domain Transactions Summary Statistics
(dollars in millions)
Low	$0.045
10th Percentile	$0.063
25th Percentile	$0.085
Mean	$0.373
Median	$0.150
75th Percentile	$0.353
90th Percentile	$0.936
High	$3.800

Houlihan Lokey’s illustrative sensitivity analysis resulted in an aggregate shortfall ranging from approximately ($12.7 million) to a surplus of approximately $0.44 million, or an illustrative value reference range per share of Company Common Stock ranging from $0.00 to $0.03 per share, as compared to the Offer Price in the Transactions pursuant to the Agreement of $0.39 per share of Company Common Stock.

Other Matters

Houlihan Lokey was engaged by the Company as the Special Committee’s financial advisor in connection with a possible refinancing, recapitalization, reorganization, merger, consolidation, business combination, sale or other similar strategic transaction involving the Company or a private placement of debt or equity securities involving the Company. The Company engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by the Company, Houlihan Lokey will receive a fee of approximately $1,475,000, for such services of which is $1,250,000 is contingent upon the completion of the Offer. In addition, Houlihan Lokey became entitled to a fee of $375,000 upon the delivery of its opinion, no portion of which is contingent upon the successful completion of the Offer or the Merger. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent or any other party that may be involved in the Transactions and their respective affiliates or security holders or any currency or commodity that may be involved in the Transactions.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, Parent (collectively, with Parent, the “Parent Group”), other participants in the Transactions or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of its and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Parent, other participants in the Transactions or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with members of the Parent Group, other participants in the Transactions or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, members of the Parent Group, other participants in the Transactions or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company retained Houlihan Lokey to act as financial advisor to the Special Committee in connection with the Offer and the Merger, and in connection with such engagement, Houlihan Lokey delivered the opinion and is entitled to be paid the fees as described above in the section captioned “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor to the AutoWeb Special Committee.”

Additional information pertaining to the retention of Houlihan Lokey in the section captioned “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor to the AutoWeb Special Committee” is incorporated by reference herein.

Except as set forth above, neither AutoWeb nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of AutoWeb on its behalf with respect to the Offer, the Merger or related matters.

Item 6. Interest in Securities of the Subject Company.

Except for the scheduled vesting of Options and Restricted Shares in the ordinary course, no transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by AutoWeb or, to AutoWeb’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including the exhibits hereto), AutoWeb is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of AutoWeb’s securities by AutoWeb, AutoWeb’s subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving AutoWeb or AutoWeb’s subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of AutoWeb or any subsidiary of AutoWeb; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of AutoWeb.

As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited Acquisition Proposal (as defined in the Merger Agreement).

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the annexes or exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraphs of this Item 7.

Named Executive Officer Golden Parachute Compensation.

See Item 3 above under the heading “—Golden Parachute Compensation” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s Named Executive Officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.

Item 8. Additional Information.

Conditions to the Offer

The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

Legal Proceedings

There are currently no legal proceedings arising out of or relating to the Offer or the Merger, but legal proceedings arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Merger a cash payment equal to the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex B. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the effective time of the Merger as to which appraisal rights are asserted. A person holding a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that the Company will take no action to perfect any appraisal rights of any stockholder.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL, and the required copy of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex B. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of the mailing of this Schedule 14D-9, deliver to the Company at 400 North Ashley Drive, Suite 300, Tampa, Florida 33602 Attention: Glenn E. Fuller, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the effective date of the Merger; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver on or within 10 days after the effective date of the Merger an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal pursuant to the first bullet above, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have submitted a written demand for appraisal in accordance with the first bullet above and are entitled to appraisal rights will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time period specified in the first bullet above (or to take any of the other steps specified in the above bullets and required by Section 262 of the DGCL) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to the 400 North Ashley Drive, Suite 300, Tampa, Florida 33602 Attention: Glenn E. Fuller. Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time will be entitled to assert appraisal rights for the Shares registered in that holder’s name. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares and must state that such person intends thereby to demand appraisal of his, her or its Shares issued and outstanding immediately prior to the Effective Time in connection with the Merger. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal on behalf of a stockholder of record, but such agent must identify the record owner or owners and expressly disclose that, in executing such demand, the agent is acting as agent for the record owner or owners of such Shares.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. Shares held through brokerage firms, banks or other financial institutions are frequently deposited with, and held of record in, the name of a central securities depository nominee, such as Cede & Co., and a demand for appraisal of such Shares must be made by the record holder of the Shares, which may be the depository nominee, if the Shares have been so deposited, and must reasonably inform the Company of the identity of the record holder, which may be the depository nominee, and of such holder’s intention to seek appraisal of such Shares. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct such firm, bank or institution that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record stockholder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered as to which appraisal is sought. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Stockholders who hold their Shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given within ten (10) days after a written request therefor has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of a petition of appraisal by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares (the “Dissenting Stockholders”) and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all the Dissenting Stockholders shown on the Verified List. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. In addition, assuming the Shares remain listed on a national securities exchange immediately before the Effective Time, which we expect to be the case, the Delaware Court is required to dismiss the appraisal proceedings as to all Dissenting Stockholders unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

Determination of Fair Value

After the Delaware Court determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court will determine the fair value of the Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. However, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid by the Surviving Corporation and the fair value of the Shares as determined by the Delaware Court, and (2) interest accrued before such voluntary cash payment, unless paid at that time.

In determining fair value, the Delaware Court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation.

Upon application by the Surviving Company or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s stock certificates, if any, to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. When the fair value of the Shares is determined, the Delaware Court will direct the payment of such value, with interest thereon, if any, to the stockholders entitled thereto, forthwith in the case of uncertificated stockholders or upon surrender by certificated stockholders of their stock certificates. The Delaware Court’s decree may be enforced as other decrees in the Delaware Court may be enforced. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs upon the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder, order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of the Offer Price to be paid in the Merger. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court. Neither Parent nor the Company anticipates offering more than the Offer Price to any Dissenting Stockholder, and each of Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of the Shares is less than the Offer Price.

The process of dissenting and exercising appraisal rights requires compliance with technical prerequisites. Stockholders wishing to exercise their appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price, but without interest. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the Merger. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition is advised to file it on a timely basis. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Offer Price by delivering to the Company a written withdrawal of such stockholder’s demand for appraisal and acceptance of the terms of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Company. Notwithstanding the foregoing, once a petition for appraisal is filed, no appraisal proceeding in the Delaware Court will be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the Offer Price within 60 days after the effective date of the Merger.

STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

The foregoing summary of the rights of the stockholders of the Company to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Business Combination Statute

A number of states (including Delaware, where AutoWeb is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL, which generally prohibits the Company from engaging in a “business combination” (which is generally defined to include a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) for three years following the time such person became an interested stockholder, unless, among other exceptions, before the time such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the person becoming an interested stockholder. Neither Parent nor Purchaser is, or at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.

No Vote of Stockholders Required for the Merger

The Board has (upon the unanimous recommendation of the Special Committee) approved the Merger Agreement, the Offer and the Merger in accordance with the DGCL. Section 251(h) of the DGCL provides that following consummation of a tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to adopt the merger agreement governing the merger, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will affect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “—Appraisal Rights.” Stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Annual and Quarterly Reports.

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2022.

Cautionary Statements Regarding Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties, including the expected timing of the closing of the Offer and the Merger and considerations taken into account by our Board in approving the Offer and the Merger. These forward-looking statements involve risks and uncertainties, many of which are outside management’s control. If any of these risks or uncertainties materialize, or if any of our assumptions prove incorrect, our actual results could differ materially from the results expressed or implied by these forward-looking statements. These risks and uncertainties include risks associated with: the risk that the conditions to the closing of the Offer and the Merger are not satisfied, including the risk that a sufficient number of AutoWeb’s stockholders do not participate in the Offer; the risk that the Merger Agreement may be terminated in circumstances that require AutoWeb to pay a termination fee of $250,000 and expense reimbursement of $1,000,000; potential litigation relating to the Offer and the Merger; the failure to satisfy other conditions to completion of the Offer and the Merger, including the receipt of all regulatory approvals related to the Offer and the Merger (and any conditions, limitations or restrictions placed on these approvals); risks that the Offer, Merger and related transactions disrupt current plans and operations and the potential difficulties in employee retention as a result of the proposed Offer and the Merger; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties; uncertainties as to the timing of the consummation of the Offer and the Merger and the ability of each party to consummate the Offer and the Merger; and the risks described in the filings that we make with the SEC from time to time, including the risks described under the headings “Risk Factors” and “Management Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K, which was filed with the SEC on March 24, 2021 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2022, which was filed on May 16, 2022, and which should be read in conjunction with our financial results and forward-looking statements. Our filings with the SEC are available on the SEC filings section of the Investor Relations page of our website at http://autoweb.com. All forward-looking statements in this communication are based on information available to us as of the date of this communication, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by law. You should not place undue reliance on such forward-looking statements. All forward-looking statements are based on information available to management on the date of this communication, and we assume no obligation to, and expressly disclaim any obligation to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated August 3, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(5)(A)	Opinion of Houlihan Lokey Capital, Inc., dated July 24, 2022 (included as Annex A to this Schedule 14D-9).
(a)(5)(B)	Joint Press Release dated July 25, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by AutoWeb, Inc. with the SEC on July 25, 2022).
(a)(5)(C)	Press Release dated August 3, 2022 of One Planet Group announcing commencement of Offer (incorporated by reference to Exhibit (a)(5)(2) to the Schedule TO).
(e)(1)

Agreement and Plan of Merger, dated as of July 24, 2022, by and among Unity AC 1, LLC, Unity AC 2, Inc., and AutoWeb, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by AutoWeb, Inc. with the SEC on July 25, 2022).

(e)(2)

Form of Tender and Support Agreement, dated as of July 24, 2022, by and among Unity AC 1, LLC, Unity AC 2, Inc. and certain stockholders of the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by AutoWeb, Inc. with the SEC on July 25, 2022).

(e)(3)	Equity Commitment Letter, dated July 24, 2022, from One Planet Group, LLC to Unity AC 1, LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(4)	Limited Guarantee, dated July 24, 2022, from One Planet Group, LLC to AutoWeb, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

Annex A: Opinion of Houlihan Lokey Capital, Inc.

Annex B: Section 262 of the Delaware General Corporation Law.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUTOWEB, INC.

Date: August 3, 2022	By:	/s/ Glenn E. Fuller

		Name:	Glenn E. Fuller
		Title:	Executive Vice President, Chief Legal Officer and Secretary

Annex A

Opinion of Houlihan Lokey Capital, Inc.

[LETTERHEAD OF HOULIHAN LOKEY CAPITAL, INC.]

July 24, 2022

AutoWeb, Inc.
400 North Ashley Drive, Suite 300
Tampa, Florida 33602
Attn: The Special Committee of the Board of Directors

Dear Members of the Special Committee:

We understand that AutoWeb, Inc. (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) by and among the Company, Unity AC 1, LLC (“Parent”) and Unity AC 2, Inc., a wholly owned subsidiary of Parent (“Purchaser”), pursuant to which, among other things, (i) Purchaser will, and Parent will cause Purchaser to, commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of common stock, par value $0.001 per share (“Company Common Stock”), of the Company at a price per share of Company Common Stock of $0.39 in cash (the “Offer Price”), and (ii) as soon as practicable following the consummation of the Offer, (a) the Company will merge with Purchaser (the “Merger” and, together with the Offer, the “Transaction”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, (b) each outstanding share of Company Common Stock will be converted into the right to receive an amount in cash equal to the Offer Price, and (c) the Company will become a wholly owned subsidiary of Parent.

The Special Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Committee as to whether, as of the date hereof, the Offer Price to be received by the holders of Company Common Stock in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders other than Parent, Purchaser and their respective affiliates.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed an execution copy, dated July 24, 2022, of the Agreement;

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including (a) financial projections prepared by the management of the Company relating to the Company’s weekly cash flow forecast through the week ending September 30, 2022 (the “Cash Flow Projections”) and (b) a liquidation analysis prepared by management of the Company (the “Liquidation Analysis”);

4.

spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters, including, without limitation, such management’s views of the operational and financial risks and uncertainties attendant with not pursuing the Transaction;

5.

reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant;

6.	solely for illustrative purposes, reviewed the publicly available financial terms of certain domain name sales that we deemed to be relevant;

Special Committee of the Board of Directors
AutoWeb, Inc.
July 24, 2022

7.

reviewed a certificate addressed to us from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the Cash Flow Projections and Liquidation Analysis have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to the Cash Flow Projections, the Liquidation Analysis or the respective assumptions on which they are based. At your direction, we have assumed that the Cash Flow Projections and the Liquidation Analysis provide a reasonable basis on which to evaluate the Company and the Transaction and we have, at your direction, used and relied upon the Cash Flow Projections and the Liquidation Analysis for purposes of our analysis and this Opinion. In this regard, the Company has advised us, and we have relied upon such advice, that (i) the Company’s financial statements for the quarter ending March 31, 2022 were prepared assuming the Company would continue as a going concern, (ii) the Company has experienced significant recurring losses and negative cash flows from operations, (iii) until the Company is successful in significantly increasing its revenues and/or reducing its operating expenses, it will continue to incur losses, (iv) there are no assurances that the Company will be able to raise its revenues, or reduce its operating expenses, to a level which supports profitable operations and provides sufficient funds to pay its obligations, (v) other than the Company’s Loan, Security and Guarantee Agreement with CIT Northbridge Credit LLC, dated March 26, 2020, as amended (the “CNC Credit Agreement”), the Company has no committed source of funding from either debt or equity financings, (vi) available borrowings under the CNC Credit Agreement are dependent on, among other things, the level of the Company’s eligible accounts receivable, (vii) the Company has borrowed the maximum amount permissible under the terms of the CNC Credit Agreement, (viii) given such factors, the Company’s current cash position and anticipated cash needs for continuing operating activities, there is substantial doubt about the Company’s ability to continue as a going concern without obtaining additional sources of financing, (ix) the Company expects it will not be able to obtain equity or debt financing sufficient for the continuing operations of the Company on terms acceptable to the Company prior to the date that it will exhaust its remaining cash resources, (x) the Company anticipates that it will exhaust its remaining cash resources within the next 60 days, and (xi) absent the proposed Transaction, the Company believes that it would have no alternative other than to liquidate or to seek protection under U.S. bankruptcy laws, and that upon any such liquidation of the Company or as a result of any such bankruptcy, if the holders of Company Common Stock received any recovery, such recovery likely would be materially less on a per-share basis than the Offer Price to be received by such holders in the proposed Transaction. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. The Company has advised us, and we have at your direction relied upon and assumed, that (i) the financial projections prepared by the management of the Company relating to the future financial performance of the Company assuming the Company would be able to obtain financing on

Special Committee of the Board of Directors
AutoWeb, Inc.
July 24, 2022

terms satisfactory to the Company and in an amount sufficient to fund the Company’s operations (the “Prior Projections”), are no longer relevant, given the Company’s current financial condition and prospects, including, without limitation, the Company’s inability to obtain financing and the suspension of its CarZeus business, and (ii) we should not use or rely upon the Prior Projections for purposes of our analyses or this Opinion. As a result, in reaching our conclusions hereunder, we did not perform a discounted cash flow analysis. In addition, we did not rely upon a review of companies with publicly traded equity securities that we deemed relevant or a review of the publicly available financial terms of business combination transactions.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Company or the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the execution copy of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We were, however, provided a copy of the Liquidation Analysis, and we have relied upon and assumed, without independent verification, that the assumptions, estimates and conclusions contained therein accurately reflect the outcome in the event of an orderly liquidation of the Company. If the assumptions, estimates, and conclusions set forth in said analysis are not accurate, the conclusions set forth in this Opinion could be materially affected. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Transaction, and this Opinion does not purport to address potential developments in any such markets. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to the price or range of prices at which shares of Company Common Stock may be purchased or sold, or otherwise be transferable, at any time.

This Opinion is furnished for the use of the Committee (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, the Company, any security holder or any other party as to how to act or

Special Committee of the Board of Directors
AutoWeb, Inc.
July 24, 2022

vote with respect to any matter relating to the Transaction or otherwise, including, without limitation, whether or not to tender shares of Company Common Stock pursuant to the Offer.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, Parent (collectively, with Parent, the “Parent Group”), other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Parent, other participants in the Transaction or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with members of the Parent Group, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, members of the Parent Group, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Houlihan Lokey has also acted as financial advisor to the Committee in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Transaction. In addition, we will receive a fee for rendering this Opinion, no portion of which is contingent upon the successful completion of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Offer Price to the extent expressly specified herein), including, without limitation, the support agreements to be entered into by certain stockholders of the Company, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Parent, their respective

Special Committee of the Board of Directors
AutoWeb, Inc.
July 24, 2022

security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Offer Price or otherwise. We are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Committee, the Board, the Company, Parent and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to the Company, the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of Company Common Stock in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders other than Parent, Purchaser and their respective affiliates.

Very truly yours,

/s/ Houlihan Lokey Capital, Inc.
HOULIHAN LOKEY CAPITAL, INC.

Annex B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) Repealed by 82 Laws 2020, ch. 256, § 15.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time.

Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.